SIMPLE AGREEMENT FOR FUTURE EQUITY

Purchaser: [INVESTOR NAME]

Purchase Amount: $[AMOUNT]

Discount: 20%

Valuation Cap: $10,000,000

Issuer Entre Corporation, a Delaware C-Corporation ("**Entre**")

(see Section 2 for additional defined terms)

THIS CERTIFIES THAT in exchange for payment of $ [AMOUNT] (the " **Purchase Amount**") to Entre by Purchaser, on or about the date of execution of this document, Entre hereby issues to Purchaser the right to certain shares of Entre's capital stock, subject to the terms set forth below.

1. Events

1.1 Equity Financing. If there is an Equity Financing before the expiration or termination of this SAFE, Entre will issue to [INVESTOR NAME] a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the lesser of: (i) the product of (x) 100% less the Discount Rate and (y) the lowest per share purchase price of the Equity Securities issued in the Equity Financing; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing. As a condition precedent to issuance, [INVESTOR NAME] will execute and deliver to Entre all transaction documents related to the Equity Financing; provided, that such documents are substantially the same as documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable.

1.2. Convertible Note Financing. If there is a Convertible Note Financing before expiration or termination of this SAFE, Entre will automatically issue to Purchaser a Convertible Note in the amount of the Purchase Amount, and with interest accrual beginning on the date of issuance, provided, that as a condition for exercising any of its rights thereunder, Purchaser will execute and deliver said Convertible Note to Entre.

1.3. Liquidity Event. If there is a Liquidity Event before the expiration or termination of this SAFE, Purchaser will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from Entre a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if Purchaser fails to select the cash option, provided that if the Liquidity Event is a transaction or event in which cash, shares of stock, and/or other assets are exchanged for Common Stock previously held by Entre's stockholders, Entre may instead arrange for Purchaser to receive such consideration in the same amount, and form, and subject to the same terms and conditions, as if Purchaser had received the foregoing shares of Common Stock immediately before the Liquidity Event.

In connection with Section 1.3(i), the Purchase Amount will be due and payable by Entre to Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay Purchaser and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of Entre's available funds (after settling all debts and obligations of Entre) will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, Entre may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

1.4. Dissolution Event. If there is a Dissolution Event before this SAFE expires or terminates, Entre will pay an amount equal to the Purchase Amount, due and payable to Purchaser immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of Entre to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of Entre legally available for distribution to Purchaser and all holders of all other SAFEs (the "Dissolving Investors"), as determined in good faith by Entre's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of Entre legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1.4.

1.5. Termination. This SAFE will expire and terminate (without relieving Entre of any obligations arising from a prior breach of or non-compliance with this SAFE) upon the issuance any and all stock or Convertible Notes due to Purchaser, together with payment, or setting aside for payment, of any amounts due Purchaser, all pursuant to Section 1.1, Section 1.2, Section 1.3, and Section 1.4 above.

2. Further Definitions

2.1. "Capital Stock" means the capital stock of Entre, including, without limitation, the "Common Stock" and the "Preferred Stock."

2.2. "Change of Control" means a "Deemed Liquidation Event" as such term is defined in Entre's then-current Certificate of Incorporation, or if there is no such definition: (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity, or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

2.3. "Convertible Note" means the convertible note issued to Purchaser in a Convertible Note Financing, having a discount, valuation cap, interest rate, and other financial terms that are each at least as favorable to Purchaser as convertible notes issued to cash investors therein, and having rights, privileges, preferences and restrictions that are identical thereto.

2.4. "Convertible Note Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which Entre issues and sells promissory notes convertible to preferred stock of Entre upon note maturity, equity financing, and other corporate events.
2.5. "Discount Price" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

2.6. "Discount Rate" means 100% less the Discount in the above caption, i.e. 80%.

2.7. "Distribution" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by Entre or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of Entre or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

2.8. "Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of Entre's creditors or (iii) any other liquidation, dissolution or winding up of Entre (excluding a Liquidity Event), whether voluntary or involuntary.

2.9. "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which Entre issues and sells Preferred Stock at a fixed pre-money valuation.

2.10. "Initial Public Offering" means the closing of Entre's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

2.11. "Liquidity Event" means a Change of Control or an Initial Public Offering.

2.12. "Liquidity Price" means the price per share equal to: the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

2.13. "SAFE" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this SAFE, purchased by investors for the purpose of funding Entre's business operations.

2.14. "SAFE Preferred Stock" means the shares of a sub-series of Standard Preferred Stock issued to investors in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, as set forth in the Certificate of Incorporation of Entre, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Discount Price; and (ii) the basis for any dividend rights, which will be based on the Discount Price.

2.15. "Standard Preferred Stock" means the shares of a series of Preferred Stock issued to investors investing new money in Entre in connection with the initial closing of the Equity Financing.

2.16. "**Valuation Cap**" is $10,000,000.

3. Company Representations

3.1. Entre is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

3.2. The execution, delivery and performance by Entre of this SAFE is within the power of Entre and, other than with respect to the actions to be taken when equity is to be issued to Purchaser, has been duly authorized by all necessary actions on the part of Entre. This SAFE constitutes a legal, valid and binding obligation of Entre, enforceable against Entre in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of Entre, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to Entre or (iii) any material indenture or contract to which Entre is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on Entre.
3.3. The performance and consummation of the transactions contemplated by this SAFE do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to Entre; (ii) result in the acceleration of any material indenture or contract to which Entre is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of Entre or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to Entre, its business or operations.

3.4. No consents or approvals are required in connection with the performance of this SAFE, other than: (i) Entre's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

3.5. To its knowledge, Entre owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. Investor Representations

4.1. Purchaser has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder. This SAFE constitutes valid and binding obligation of Purchaser, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

4.2. Purchaser acknowledges and understands that (i) this SAFE and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available and (ii) Entre is under no obligation to effect any such registration with respect to this SAFE or the underlying securities or to file for or comply with any exemption from registration. Purchaser is purchasing this SAFE for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and Purchaser has no present intention of selling or otherwise distributing the same. Purchaser has such knowledge and experience in financial and business matters that Purchaser is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing Purchaser's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

4.3. The residency of Purchaser (or, in the case of a business entity, its principal place of business) is as Purchaser has disclosed to Entre. If Purchaser is a business entity, it has not been formed solely for the purpose of making this investment.

5. Other Provisions

5.1. Section 1.1, and the definitions of Convertible Note and SAFE Preferred Stock, shall all be qualified by any special non-economic rights granted in connection with future financings of Entre that may be reserved for future "major investors", lead or designated investors, or that may be granted in management rights agreements and other side agreements.

5.2. Any provision of this SAFE may be amended, waived or modified only upon the written consent of Entre and (i) Purchaser, or (ii) persons and entities holding SAFEs issued by Entre that are substantially the same in form as this SAFE that, in aggregate, represent more than 50% of the aggregate Purchase Amount of such SAFEs, provided that any amendment, waiver or modification approved under this subsection (ii) does not negatively affect the economic rights of Purchaser in a way that is materially disproportionate to its effect on the holders of such other SAFEs.

5.3. Purchaser is not entitled, as a holder of this SAFE, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on Purchaser, as such, any of the rights of a stockholder of Entre or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

5.4. Neither this SAFE nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided that Entre shall give its consent for: (i) assignments to any entity that directly or indirectly is controlled by Purchaser, including any venture capital or similar fund now or hereafter existing that is controlled by Purchaser; (ii) if Purchaser is a business entity, assignments to any person that controls or is under common control as Purchaser, including, without limitation, any general partner, managing member, officer or director of Purchaser, or any venture capital or similar fund controlled by one or more general partners or managing members of, or that shares the same management company with, Purchaser, and assignments in whole in connection with a reincorporation to change Entre's domicile.

5.5. In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

5.6. This SAFE may be signed electronically, in counterparts. By signing online, each party receives a copy of this SAFE and notice of all of its terms. Verified copies of the electronically signed document are to be treated as originals.

5.7. All notices hereunder may be made in person, by bonded local or nationally recognized courier service, by electronic delivery if personal receipt is confirmed or acknowledged, or by posting to an online corporate records service that the recipient has consented to use. Except as required by law, all signatures, documents, and communications may be made electronically.

5.8. This SAFE and all rights and obligations hereunder, and all controversies and disputes concerning or arising directly or indirectly therefrom, are governed by, and are to be construed in accordance with, the laws of the state in which the headquarters of Entre is located, as that state's laws are applied to contracts entered into and performed in that state, except that matters of corporate governance and securities law are to be governed and construed according to the corporate laws of the State of Delaware. Any disputes arising out of or related to this SAFE shall be heard in a court of competent jurisdiction located nearest or most convenient to the headquarters of Entre.

[*Signature page follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__ .

COMPANY:

Entre Corporation
_____

Founder Signature
_____

Name: [Founder Name]
_____

Title: [Founder Role]
_____

Read and Approved (For IRA Use Only):

INVESTOR:

Investor Signature
_____

By: _____

By: _____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited